Brighthouse Financial, Inc.

11225 North Community House Road

Charlotte, North Carolina 28277

March 26, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Registration Statement on Form S-4

of Brighthouse Financial, Inc.

File No. 333-223806

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, Brighthouse Financial, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 10:00 A.M. (EDT) on March 28, 2018, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Debevoise & Plimpton LLP, by calling Peter J. Loughran at (212) 909-6375.

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Very truly yours,

Brighthouse Financial, Inc.

By:	/s/ Jin Chang
Name: Jin Chang
Title: Treasurer

[Signature Page to Acceleration Request]